UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: December 5, 2012

Commission File Number 001-35345

PACIFIC DRILLING S.A.

37, rue d’Anvers

L-1130 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐.

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐.

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 28, 2012, Pacific Drilling V Limited (the “Issuer”), an indirect, wholly-owned subsidiary of Pacific Drilling S.A. (the “Parent”), completed a private placement to eligible purchasers of $500.0 million aggregate principal amount of its 7.250% Senior Secured Notes due 2017 (the “Notes”). The Notes will initially be fully and unconditionally guaranteed by the Parent on a senior unsecured basis. The Notes constitute a new series of debt securities under an indenture dated as of November 28, 2012 (the “Indenture”), among the Issuer, the Parent and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee (in such capacity, the “Trustee”) and Collateral Agent (in such capacity, the “Collateral Agent”). The Notes are secured as set forth in the Indenture and in the security documents described therein. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Indenture.

The Notes were sold at 99.483% of par. The Issuer received net proceeds from the offering of the Notes of approximately $484.2 million, after deducting the initial purchaser’s discounts and estimated offering expenses. The Issuer intends to use approximately $350.0 million of the net proceeds from this offering to fund the remaining construction payments on the Pacific Khamsin and the balance of approximately $134.2 million for general corporate purposes of the Parent and its subsidiaries.

The Notes will mature on December 1, 2017. The Issuer will pay interest on the Notes on December 1 and June 1 of each year, commencing on June 1, 2013.

As of the issue date of the Notes, the Issuer had no subsidiaries. Any future subsidiary of the Issuer that holds or will hold the Pacific Khamsin or certain related assets, or is or becomes party to a drilling contract in respect of the Pacific Khamsin, will guarantee the notes on a senior secured basis. None of the Parent’s other subsidiaries will be guarantors of the Notes. The Notes and the Note guarantees will be the Issuer’s and each guarantor subsidiary’s senior obligation, respectively, and will rank equal in right of payment to all existing and future senior indebtedness of the Issuer and such guarantor, respectively, and will rank senior in right of payment to all existing and future subordinated indebtedness of the Issuer and such guarantor, respectively.

Prior to the delivery of the Pacific Khamsin, the Notes will be secured by a first-priority security interest (subject to certain exceptions) in substantially all of the assets of the Issuer, including the Issuer’s rights under the construction contract for the Pacific Khamsin, and by a pledge of the capital stock of the Issuer. Upon delivery of the Pacific Khamsin, the Notes will also be secured by a first-priority security interest (subject to exceptions) in the Pacific Khamsin, and substantially all of the other assets of the Issuer, including an assignment of earnings and insurance proceeds related to the Pacific Khamsin.

The Notes and the guarantees (together, the “Securities”) were sold to the initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the initial purchasers offered and sole the Securities in private transactions under Rule 144A and Regulation S of the Securities Act. The Securities have not been registered under the Securities Act or applicable state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

On or after December 1, 2015, the Issuer may, at its option, redeem Notes, in whole or in part, at one time or from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interests and Additional Amounts (as such term is defined in the Indenture), if any, on the Notes redeemed, to the applicable redemption date, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interests payment date, if redeemed during the twelve-month period beginning on December 1 of the years indicated below:

Year	Percentage
2015	103.625%
2016 and thereafter	100.000%

Prior to December 1, 2015, the Issuer may redeem all or any portion of the Notes at a redemption price equal to 100% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date, plus a “make-whole” premium.

In addition, prior to December 1, 2015, the Issuer may, at its option, on one or more occasions redeem up to 35% of the aggregate original principal amount of the Notes (including any additional Notes) with the net cash proceeds from certain equity offerings of the Parent at a redemption price of 107.250% of the principal amount of the outstanding notes plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

The Issuer may also, prior to December 1, 2015, redeem up to 10% of the original aggregate principal amount of the Notes in any 12 month period at a redemption price equal to 103% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

The Indenture contains covenants that, among other things, will limit the ability of the Parent, the Issuer and the Parent’s other restricted subsidiaries to:

•	pay dividends, purchase or redeem the Parent’s capital stock or subordinated indebtedness of the Issuer or any guarantor or make other restricted payments;

•	incur or guarantee additional indebtedness or issue preferred stock;

•	create or incur liens;

•	create unrestricted subsidiaries;

•	enter into transactions with affiliates;

•	enter into new lines of business; and

•	transfer or sell the Pacific Khamsin and other related assets.

The Indenture also contains covenants that limit the ability of the Issuer, the Parent and the other guarantors to consummate a merger or consolidation and that limit the ability of the Issuer and the Parent to consummate a sale of all or substantially all of their assets.

Many of these covenants will cease to apply to the Notes during any period that the Notes have investment grade ratings from both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group, Inc. and no default has occurred and is continuing under the indenture governing the notes.

If an Event of Default relating to certain events of bankruptcy or insolvency described in the Indenture with respect to the Parent and certain subsidiaries, all of the Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes may (and the Trustee will, if directed by holders of at least 25% in aggregate principal amount of the then outstanding notes) declare all of the notes to be due and payable immediately.

The description of the Indenture contained in this Form 6-K Report does not purport to be complete and is qualified in its entirety by reference to the full text of the Indenture and the form of the Note, which are filed herewith as Exhibits 99.1 and 99.2, respectively, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: December 5, 2012	By	/s/ Kinga E. Doris
Kinga E. Doris
Vice President, General Counsel and Secretary

The following exhibits are filed as part of this Form 6-K Report:

Exhibit	Description
99.1	Indenture, dated as of November 28, 2012, among Pacific Drilling V Limited, Pacific Drilling S.A. and each subsidiary guarantor from time to time party thereto, as guarantors, and Deutsche Bank Trust Company Americas, as Trustee and Collateral Agent.

99.2	Form of Note (included as Exhibit 1 to Appendix of Exhibit 99.1 of this Form 6-K Report).